UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or the Company, reports changes in its corporate management:

Dr. Eyal Emmanuel has been appointed Chief Scientific Officer. Dr. Emmanuel, who rejoined Evogene as VP of Corporate Strategy in September 2018, previously held several R&D positions in the Company from May 2006 through October 2017, including Executive R&D Crop Protection and Chief Science Officer.  Dr. Emmanuel holds a Ph.D. from the Weizmann Institute of Science, and an MBA from the College of Management.

Ms. Dorit Kreiner has been appointed Interim CFO effective February 1, 2019 replacing current CFO Mr. Alex Taskar, who will continue to consult the company as needed. Ms. Kreiner brings over 20 years of senior financial management experience, including Chief Financial Officer in Therapix (TASE: THXBY) and NRGene. In addition, Ms. Kreiner previously served as Director of Finance of Evogene from June 2004 through August 2011. Ms. Kreiner holds a BA in accounting and economics and an MBA in Finance and Marketing, both from Tel Aviv University, and a Bachelor of Law from the College of Management.

The Company also reports that in line with its new business model of establishing operating units and/or subsidiaries focused in selected market areas, Mr. Ido Dor, Dr. Arnon Heyman, Dr. Hagai Karchi and Mr. Eran Kosover, previously members of Evogene corporate management have assumed leadership positions in the following operating divisions and subsidiaries:

•	Mr. Eran Kosover – AgPlenus, subsidiary focused on ag-chemical product development.
•	Mr. Ido Dor – Ag-Biologicals division, focused on bio-stimulant and bio-pesticide product development.
•	Dr. Arnon Heyman – Ag-Seeds division focused on improving seed traits.
•	Dr. Hagai Karchi – Ag-Biologicals division R&D.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv —————————————— Ofer Haviv President & CEO